

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

Via E-mail
John A. Brda
President
Torchlight Energy Resources Inc.
5700 W. Plano Parkway, Suite 3600
Plano, Texas 75093

**Re: Torchlight Energy Resources Inc.
Registration Statement on Form S-1
Filed April 22, 2014
File No. 333-195423
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-36247**

Dear Mr. Brda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Revise the Cover Page to indicate the exercise price of the Warrants.

Risk Factors, page 5

2. In the first full risk factors on pages 8 and 9, you disclose the dangers associated with your operations as well as regulatory risks. In the Current Projects section of your Form 10-K for the fiscal year ended December 31, 2013, you also disclose your operations involve hydraulic fracturing. Please revise your risk factor disclosure to specifically discuss the operational and regulatory risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. Please also make corresponding changes to future periodic reports.

Selling Stockholders, page 12

3. For each of your selling stockholders that are entities, please revise to disclose the name of the natural persons who hold or share voting or investment power. Please see Regulation S-K Compliance and Disclosure Interpretations, Section 240.04.

Description of Securities to be Registered, page 22

4. Indicate the market price of your common stock on the dates that the Series B and Unit Warrants were issued.

Recent Sales of Unregistered Securities, page 26

5. Tell us which of your recent offerings represent the securities being offered for resale in this registration statement.

6. In December 2013, you issued $10,895,773 in principal value of 2% Series A Secured Convertible Promissory Notes which are convertible at $1.75 per share or the issuance of approximately 6.2 million shares.   In that same transaction, you issued 1,308,082 five- year warrants to purchase common stock at $2 per share or the issuance of 654,041 shares. Finally, you also issued 8,000 warrants for each $70,000 of principal purchased exercisable at $2 per share which, by staff calculations, would result in the issuance of 12.45 million shares of common stock. This would appear to represent a significant market overhang of securities. Tell us whether any of these have been converted or exercised and are included in your common stock outstanding as of March 31, 2014.   Also, provide a risk factor addressing this market overhang or tell us why you do not believe one is appropriate.

Signatures, page 33

7. Please revise the first paragraph of this section to comply with Form S-1 and delete the following statement "certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and…"

Exhibit 23.1

8. Please revise to have the auditors consent to inclusion of both years of financial statements covered by the relevant auditor's report (i.e. December 31, 2013 and December 31, 2012).

Form 10-K for Fiscal Year Ended December 31, 2013

Item 2 Properties, page 18

Oil and Natural Gas Reserves, page 18

Reserve Estimates, page 18

9. We note your qualitative discussion of PV-10 as a non-GAAP financial measure. However, the quantitative disclosures of PV-10 are labeled "Present Worth at 10%". Please clarify the labeling of your PV-10 measures in the tables presented on page 19 and provide a reconciliation of PV-10 to the standard measure of discounted future cash flows, the nearest GAAP measurement for each period presented, as required by Item 10(e) of Regulation S-X.

10. We note the presentation of "gross" reserve quantities under the heading "Net Reserves" for the fiscal years ending December 31, 2013 and 2012. Please refer to the definitional requirements of Rule 4-10(a)(26) of Regulation S-X and revise your presentation to remove the disclosure of reserve quantity information unrelated to your direct revenue interests.

11. We also note the disclosure of your net proved and probable reserves as of December 31, 2013 as an aggregation of the net quantities of oil and natural gas expressed in terms of barrels of oil equivalent ("BOE"). Please refer to Instruction 3 to paragraph (a)(2) in Item 1202 of Regulation S-K and clarify your disclosure to provide the basis for determining the equivalent amounts. Additionally, please expand your disclosure to provide the net quantities of your oil and natural gas reserves as separate product types to comply with the presentation requirements in Item 1202(a)(4) of Regulation S-K.

12. Based on the reserve quantities disclosed in Exhibit 99.1, it appears that the proved undeveloped reserves, disclosed on page 19 and elsewhere on page 21 for the fiscal year ending December 31, 2013, represents the summation of proved undeveloped and proved developed non-producing reserves. The staff considers proved developed non-producing reserves to be proved developed reserves for the purpose of disclosure under Item 1202(a)(2) of Regulation S-K. Please recalculate the net quantities and revise the disclosure of your proved developed and undeveloped reserves in each occurrence throughout your filing on Form 10-K. Alternatively, please tell us why you consider your proved developed non-producing reserves to be undeveloped reserves.

13. Please expand the disclosure relating to your reserve estimates to provide an explanation for why there were no proved or probable natural gas reserves in 2012.

14. Please refer to the requirements in FASB ASC paragraph 932-235-50-5 and expand your disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2013 and 2012 to include an appropriate explanation of the significant changes relating to purchases of minerals in place. Also tell us the extent to which there were any changes in the opening balance of proved reserves attributable to extensions and discoveries related to drilling or revisions in the previous estimates of such reserves that occurred during 2013.

15. The discussion on page 20 relating to the uncertainty in the estimation of probable reserves states in part that "probable reserves involve less certainty with reserves supporting a probable classification from a probabilistic analysis where those reserves are as likely as not to be recovered." This statement conflicts with the statement in the NSAI report which indicates that the reserves "have been estimated using deterministic methods." Please advise or revise. Furthermore, please clarify for us the extent to which any of your probable reserves were determined using probabilistic methods; otherwise, refer to Rule 4-10(a)(18)(i) of Regulation S-X and revise your disclosure to refer to the uncertainty of such estimates using deterministic methods.

16. Please expand your discussion of probable reserves to provide a cautionary statement to prospective investors regarding the different levels of uncertainty relating to the estimates of proved and probable net present worth discounted at 10% as presented. Your statement for example should indicate the reserves and net present worth discounted at 10% relating to the different categories of proved and probable have not been adjusted for risk due to their uncertainty of recovery and thus are not comparable and should not be summed into total amounts.

17. Please expand the disclosure on page 21 of the internal controls used in your reserves estimation effort to include the qualifications of the technical person for each of the third party engineering firms that is primarily responsible for the reserves estimates

disclosed in your filing on Form 10-K. Refer to the requirements set forth in Item 1202(a)(7) of Regulation S-K. For additional guidance relating to this disclosure, please refer to Part IV, B.3.d. of the Modernization of Oil and Gas Reporting; Final Rule, available on our website at the following address: http://www.sec.gov/rules/final/2009/33-8995fr.pdf.

Proved Undeveloped Reserves, page 21

18. Based on the tabular disclosure provided on page 19, there appears to be a material change in your proved undeveloped reserves during 2013. Item 1203(b) of Regulation S-K requests that registrants "[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves." Please expand your disclosure to present the changes in proved undeveloped reserves relating to such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed.

19. Further to the previous comment, Item 1203(c) of Regulation S-K requests that registrants "[d]iscuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures." Please expand your disclosure to explain the progress you have made during the year to convert your proved undeveloped reserves to developed. As part of your expanded disclosure, please provide the capital expenditures incurred in converting your proved undeveloped reserves to developed.

20. Please refer to Item 1203(d) of Regulation S-K and tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves.

Production, Price and Production Cost History, page 21

21. Please refer to Item 1204(a) of Regulation S-K and tell us the extent to which the annual net oil and natural gas production disclosed on page 21 is attributable to any field that contains 15% or more of your total proved reserves. Also revise your disclosure to address the production from any such field(s).

Drilling Activity and Productive Wells, page 21

22. Please revise or otherwise expand the disclosure of your drilling activity for each period through December 31, 2013 to provide the total number of net productive and dry exploratory and/or development wells drilled each year. For additional guidance relating to this disclosure, please refer to Item 1205 and the definitions contained in Item 1205(b) of Regulation S-K.

23. We note your disclosure that as of December 31, 2012 there were three productive wells (1.75 net wells) located in the Marcelina Creek Field. Based on the disclosure of the 2013 quarterly production provided on page 24, you also appear to have productive wells located in Oklahoma. To comply with the disclosure requirements in Item 1208(a) of Regulation S-K, please revise or otherwise expand your disclosure to provide the total number of gross and net productive wells as of December 31, 2013 expressed separately for oil and natural gas.

24. Further to the previous comment, Item 1208 of Regulation S-K also requires the disclosure of the total gross and net developed and undeveloped acreage and the disclosure relating to the expiration dates of material amounts of your undeveloped acreage. For additional guidance relating to providing this disclosure, please refer to Item 1208 and the definitions contained in Item 1208(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Historical Results for the Years Ended December 31, 2013 and 2012, page 23

General and Administrative Expenses, page 24

25. You briefly discuss the various business reasons behind the change in general and administrative expenses from the prior year. However, where there is more than one driver behind the change, you should quantify the incremental impact of each individual driver in your discussion. Please revise your disclosure in both your Form 10-K for the fiscal year ended December 31, 2013 and your Form 10-Q for the fiscal quarter ended March 31, 2014. Also, please revise your Liquidity and Capital Resources discussion in both filings. Please see Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Report of Independent Registered Public Accounting Firm, page F-1

26. We note your going concern disclosure in Note 2 "Going Concern" on F-6 as well as in Item 1A, Risk Factors in light of accumulated losses and unprofitable operations. Please tell us why your independent accountant did not include a going concern explanatory paragraph within in its audit report dated March 31, 2014.

Notes to Consolidated Financial Statements

Note 1, Nature of Business, F-6

27. You have disclosed that TEI, your wholly-owned operating subsidiary, is an exploration stage energy company. Please tell us the events and circumstances that led to the conclusion you are no longer in the exploration stage and no longer present the disclosures required by FASB ASC 915-205-45-2 through 45-4 and 915-235-50-1.

28. Please provide the disclosures required by FASB ASC 932-235-50. In addition, please provide your ceiling test calculation to support your capitalized oil and gas property costs for fiscal years 2013 and 2012.

Item 11. Executive Compensation, page 29

29. You disclose in footnote 5 to the summary compensation table that you did not include Mr. McAndrew's 1,500,000 options granted in September 2013 as they had not vested as of December 2013. Please revise to include these options in the summary compensation table. Please see Item 402(n)(2)(vi) of Regulation S-K.

30. Please revise to briefly discuss how the amount of options granted to each named executive officer was determined. Please see Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 32

31. It is not clear whether the table reflects all shares issuable upon conversion of notes or exercise of warrants within the next 60 days. Please advise or revise.

Item 15. Exhibits, page 36

32. We note the Form 10-K is incorporated by reference into your Form S-1. Please obtain and file as an exhibit the consents Netherland, Sewell & Associates, Inc. and Wright & Company, Inc. regarding the references to such firms, the use of information contained in and the inclusion of the reserve reports filed as Exhibit 99.1 to the annual filing on Form 10-K and incorporated into a registration statement.

33. Please file all material exhibits including the following:

   - the Coulter Limited Partnership Agreement;
   - the promissory note and amendment referenced on page 8;
   - the promissory notes discussed in Note 8 to the financial statements; and

- the relevant securities purchase agreement and registration rights agreement associated with the private placements conducted in December 2013 and January 2014.

Please see Item 601(b)(4) and (b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Svitlana Sweat at (202) 551-3326 or Shannon Buskirk at (202) 551-if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Robert D. Axelrod
        Axelrod, Smith & Kirshbaum